K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Touchstone Funds Group Trust

Registration Statement on Form N-14

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Touchstone Funds Group Trust (the “Trust”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder, is a registration statement for the Trust on Form N-14 (the “Registration Statement”). The Registration Statement includes a Notice of Joint Special Meeting of Shareholders (the “Meeting”) of the AIG Focused Strategy Dividend Fund, AIG Focused Growth Fund, AIG Select Dividend Growth Fund, AIG Senior Floating Rate Fund, and AIG U.S. Government Securities Fund (each, an “Acquired Fund”), each a series of the respective registrant as set forth below, a combined Proxy Statement and Prospectus, a Statement of Additional Information, and a proxy card relating to the Meeting to be delivered to shareholders of each Acquired Fund. The Meeting is being held to request shareholder approval of the reorganization of each Acquired Fund into the respective acquiring fund, each a series of the Trust, as set forth below (each, a “Reorganization”):

Acquired Fund	Acquiring Fund
AIG Focused Dividend Strategy Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Focused Growth Fund, a series of SunAmerica Specialty Series	Touchstone Sands Capital Select Growth Fund
AIG Select Dividend Growth Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Senior Floating Rate Fund, a series of SunAmerica Senior Floating Rate Fund, Inc.	Touchstone Credit Opportunities Fund
AIG U.S. Government Securities Fund, a series of SunAmerica Income Funds	Touchstone Active Bond Fund

Pursuant to Rule 488 under the 1933 Act, it is proposed that this Registration Statement will become effective 30 days after filing.

This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please call me at (617) 951-9053.

Very truly yours,

/s/ Abigail P. Hemnes

Abigail P. Hemnes

Attachments

cc:	Clair Pagnano

K&L Gates LLP

Meredyth A. Whitford-Schultz

Touchstone Mutual Funds